Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. +1.215.963.5000 Fax: +1.215.963.5001 www.morganlewis.com

April 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calamos Investment Trust: Post-Effective Amendment No. 104
and Amendment No. 106 to Registration Statement on
Form N-1A (File Nos. 033-19228 and 811-05443)

Ladies and Gentlemen:

On behalf of Calamos Investment Trust (the “Trust”), we are filing Post-Effective Amendment No. 104 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 106 under the Investment Company Act of 1940, as amended (the “Filing”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”).

This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act, for the purpose of adding disclosure regarding the anticipated reorganization of Phineus Voyager, L.P. into the Calamos Phineus Long/Short Fund, a series of the Trust; including certain financial statements of Phineus Voyager, L.P.; and making certain other changes to the Registration Statement.

Please note that the Trust intends to submit an acceleration request to the Staff requesting that the Filing become effective as of the date and time specified in the request.

Please contact the undersigned at (215) 963-5598 should you have any questions or comments.

Thank you for your attention to this matter.

Sincerely,

/s/ Sean Graber

Sean Graber